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Marc O. Williams
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

February 8, 2012

Re:
Illumina, Inc.
Soliciting Material filed pursuant to Rule 14a-12 on January 31, 2012  (File No. 1-35406)
Amendment No. 3 to Schedule TO filed on February 2, 2012
Amendment No. 2 to Schedule TO filed on January 31, 2012
Amendment No. 1 to Schedule TO filed on January 31, 2012
Schedule TO filed on January 27, 2012 Filed by CKH Acquisition Corporation and Roche Holding Ltd.  (File No. 5-60457)

Peggy Kim
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Kim:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 2, 2012 (the “Comment Letter”) regarding the above-referenced filings by CKH Acquisition Corporation (the “Purchaser”) and Roche Holding Ltd (“Parent”), including the Schedule TO of Parent and the Purchaser filed on January 27, 2012 (the “Schedule TO”).  In conjunction with this letter, Parent and the Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 7 to the Schedule TO (“Amendment No. 7”).

Please find enclosed three copies of Amendment No. 7.  The changes reflected in Amendment No. 7 include those made in response to the comments of the Staff in the Comment Letter. Set forth below are responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter.

1.
We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later.  Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available.  Participants

Peggy Kim	2	February 8, 2012

may not refer to participant information to be provided at some future time such as the proxy statement.  Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b.  In future filings, please revise to describe any direct or indirect interests for each participant, including nominees and alternate nominees.

Parent and the Purchaser note the Staff’s comment and in future filings will include a description of the direct and indirect interests of each “participant,” including the nominees and alternate nominees, in any matter to be acted upon at the 2012 annual meeting of stockholders of Illumina, Inc., or a legend advising securityholders where they can obtain such information in a communication or statement previously filed as Rule 14a-12 material.

2.
We note that on page 12, and on page 4 of the letter of transmittal, you state that you reserve the right to transfer or assign the right to acquire securities in this offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Parent and the Purchaser confirm that it is their understanding that any entity to which they assign the right to purchase shares in the offer must be included as a bidder in the offer, and that including additional bidders may require them to disseminate additional offer materials and to extend the term of the offer.

3.
Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

Parent and the Purchaser have revised Item 4 of the Schedule TO in response to this comment by revising the last sentence of Section 3 of the Offer to Purchase as follows:

“Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.  Tendering stockholders have the right to challenge our determination with respect to their Shares.”

4.
We note that the bidders will use funds available under existing credit facilities or through the issuance of new notes or commercial paper.  Please revise to include a summary of the terms of the existing credit facilities and file the financing agreements as exhibits to the schedule.  Refer to Item 1007(d)(1) and Item 1016(b) of Regulation M-A.  Please also revise to further describe the new notes and commercial paper and any material conditions to the financing.  Refer to Item 1007(b) and (d) of Regulation M-A.

Parent and the Purchaser acknowledge that if funds are borrowed for the purpose of the transaction, Parent and the Purchaser will be required to provide disclosure with respect to such borrowing sources pursuant to Item 1007(d) of Regulation M-A in a subsequent amendment to

Peggy Kim	3	February 8, 2012

the Schedule TO and to file any applicable financing agreement or arrangement as an exhibit thereto pursuant to Item 1016(b) of Regulation M-A.

5.
We note the bidders’ right to waive conditions.  If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the Minimum Condition, the Rights Condition, the Section 203 Condition and the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change.  See Rule 14d-4(d).

Parent and the Purchaser note that the materiality of any condition to be waived will be determined based on the facts and circumstances existing at the time of any such waiver.

6.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  Please revise the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer.  Please similarly revise the additional conditions described under (v)(d)-(g), (h) and (j).

Parent and the Purchaser have revised Item 1 and Item 4 of the Schedule TO in response to this comment as follows:

a.
Clause (IV) of the first full paragraph on page 1 of the Offer to Purchase, the text under the caption “What are the most significant conditions to the Offer?” on page 5 of the Offer to Purchase, and clause (iv) of the second full paragraph on page 8 of the Offer to Purchase have each been amended to reflect that the Purchaser shall make all determinations regarding the matters referred to in the Impairment Condition in its reasonable judgment.

b.
The conditions described on pages 27 and 28 of the Offer to Purchase under (v)(d)-(g), (h) and (j) have been similarly revised such that each include a standard of reasonableness against which the bidder’s discretion may be judged.

7.
Please refer to the last paragraph on page 29 relating to your failure to exercise any of the rights described in this section.  This language implies that once a condition is triggered, you must decide whether or not to assert it.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

Peggy Kim	4	February 8, 2012

Parent and the Purchaser confirm to the Staff that Parent and the Purchaser are aware that waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the offer, may require extension of the offer and circulation of new disclosure to securityholders.

***

Parent and the Purchaser acknowledge that (1) Parent and the Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor the Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams
Marc O. Williams